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                              June 10, 2021

       John Hammill
       Chief Executive Officer
       Capview Residential Income - Fund VII, LP
       6119A Greenville Avenue
       Suite 434
       Dallas, TX 75206

                                                        Re: Capview Residential
Income - Fund VII, LP
                                                            Amendment No. 4 to
                                                            Offering Statement
on Form 1-A
                                                            Filed May 28, 2021
                                                            File No. 024-11443

       Dear Mr. Hammill:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amended Form 1-A filed May 28, 2021

       General

   1. We note your revised disclosure and statement on page 2 that your ability to accept or reject irrevocable
subscriptions within the 45 day period is "subject to our needs consistent with the use
of proceeds described in this offering circular." Please provide further analysis as to
why you believe this is not a delayed offering prohibited by
                                                        Rule 251(d)(3)(i)(F) of
Regulation A.
 John Hammill
Capview Residential Income - Fund VII, LP
June 10, 2021
Page 2

        You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters.
Please contact Brigitte Lippmann at 202-551-3713 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn Hammill
                                                     Division of Corporation
Finance
Comapany NameCapview Residential Income - Fund VII, LP
                                                     Office of Real Estate &
Construction
June 10, 2021 Page 2
cc:       Julie A. Smith, Esq.
FirstName LastName